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# Brian Coryat

Co-Founder and Managing Partner at Entrada Ventures

Santa Barbara, California

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**Entrada Ventures**

School of Hard Knocks

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500+ connections

Entrada Ventures is located in Santa Barbara California and focuses on seed stage investments in tech companies within the Santa Barbara and San Luis Obispo area. If you would like to send a deck or executive summary for investment consideration, please review the http://entradaventures.com webs...


**Brian Coryat, Founder and CEO, Local Market Launch, Former...**

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## Articles & activity

5,200 followers


**7 Things I look for in an Angel Investment**

Brian Coryat
Published on LinkedIn

As I start to do more angel investing in startups, I've had to reexamine the criteria that I use to

evaluate an angel investment. The following are some, but not all, the things I look at. I ...see more

21 Likes · 4 Comments

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**#entrepreneurs #startups #startuplife**

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4 Likes

**Go Shuttlerock!!**

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2 Likes

**Interesting notes on the evolution of Content Marketing and how Google...**

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4 Likes

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## Experience


**Co-Founder and Managing Partner at Entrada Ventures**
Entrada Ventures
Aug 2018 – Present · 10 mos
Santa Barbara, California Area

If you would like to send a deck or executive summary for consideration, please the entradavc.com first, then send the deck via our website IF you think it's a fit. I very rarely respond to requests made via Linkedin
Thanks



Mar 2018 – Present · 1 yr 3 mos
Santa Barbara, California Area



**Member and Angel Investor**
Sustainable Change Alliance
Oct 2018 – Present · 8 mos
Santa Barbara, California Area

The Sustainable Change Alliance was formed in 2015 by a team of professionals bringing together their financial, educational, leadership, and fund development skills to promote impact investing opportunities in financially successful ventures having positive and sustainable impact locally, nationally and globally. We see impact as the conscious use of capit... See more



**Member and Angel Investor**
Tech Coast Angels
Mar 2018 – Present · 1 yr 3 mos
Santa Barbara, California Area

I'm a 25+ year serial entrepreneur in the Santa Barbara Area, with my fair share of success and failure. Best known as the founder of ValueClick. VLCK went public (NASDAQ), later became

Conversant and was sold to Alliance Data for 2.3 billion in 2014.
... See more



**Co-Owner and Vice President**
Seacoast Yachts
Jan 2000 – Present · 19 yrs 5 mos
125 Harbor Way, Suite 11, Santa Barbara CA 93109

Grew Seacoast Yachts from a small Santa Barbara Yacht Brokerage with two sales staff into one of the largest Yacht Brokerages on the west coast. Seacoast Yachts now has 7 offices and 15 full time sales staff in Santa Barbara, Channel Islands Harbor, Newport Beach, Long Beach, San Pedro, Wilmington, and San Diego.

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## Education

**School of Hard Knocks**
Start up through IPO, Entrepreneurship/Entrepreneurial Studies/Concious Entreprenuership



**Santa Barbara City College**

## Skills & Endorsements

**Online Marketing** · 99+

Endorsed by **Kevin Lee and 18 others** who are highly skilled at this

Endorsed by **9 of Brian's colleagues at Local Market Launch**

**Online Advertising** · 99+

Endorsed by **Kevin Lee and 16 others** who are highly skilled at this

Endorsed by **9 of Brian's colleagues at Local Market Launch**

**SEO** · 99+

Endorsed by **Paul Donlan,** who is highly skilled at this



## Recommendations

Received (2)    Given (14)

**Jonathan (Jonny) Hendriksen**
Founder & CEO Shuttlerock | Ad Creative Optimization
April 7, 2013, Jonathan (Jonny) worked with Brian in different groups

Brian is one of the best Entrepreneurs that I have met. He is not only a dear friend but has the rare ability to build great teams of people who become very loyal partners to achieve amazing results. I have seen on many occasions how Brian approaches, then solves problems. He always has his eye on the ... **See more**

**Justin Michael**
VP Sales, Kochava - Bullish on Blockchain
February 24, 2013, Justin reported directly to Brian

Brian is a visionary business veteran and master of the pivot. Beyond driven, he builds and scales teams by helping foster the unique gifts of each individual he mentors forward. He is a pioneer of several core foundational elements of what is now considered modern web marketing. Expect to see bril... **See more**

## Accomplishments

1    **Honor & Award**                                                           ⌄
     Entrepreneur of the year E-commerce

1    **Language**                                                                ⌄
     Spanish, Spanglish

## Interests



**Startup Addict**
2,792 members

**Conversant**
18,972 followers

**ANGEL INVESTORS AND ENTREP...**
51,834 members

**Simon Sinek**
Optimist and Author at Simon Sinek Inc.
2,200,489 followers

**Tech Coast Angels**
4,990 followers

**A STARTUP SPECIALISTS GROUP...**
284,493 members

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